Mail Stop 3561

March 27, 2007

Via U.S. Mail

Mr. C. Richard Reese
Chief Executive Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> **RE: Iron Mountain Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-13045**

Dear Mr. Reese:

We have reviewed your filings, solely for the issues identified below, and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Consolidated Balance Sheets, page 55

1.   We note that Accounts Receivable is approximately 9% of total assets in 2006
        and 8% of total assets in 2005. In future filings, please add a note to the financial
        statements discussing your accounting policies and methodology used to estimate
        the allowance for doubtful accounts. Such a description should identify the
        factors that influenced management's judgment (e.g. historical losses and existing
        economic conditions) and may also include discussion of risk elements relevant to
        particular categories of financial instruments. Also, please disclose your policy
        for charging off uncollectible loans and trade receivables and your policy for
        determining past due or delinquency status. See paragraphs 13a-c of SOP 01-06.

Notes to Consolidated Financial Statements, page 59

2.   In future filings, please revise to include the reconciliation of earnings per share
        as required by paragraph 40 of SFAS 128.

Note 2. Summary of Significant Accounting Policies, page 59
g. Goodwill and Other Intangible Assets, page 63

3.   Please provide us with a detailed analysis of the various "fair value adjustments"
        to goodwill that were recognized in year 2006. Furthermore, please revise future
        filings to explain the nature and amounts of the various adjustments included in
        the rollforward of goodwill disclosed in Note 2.

Valuation and Qualifying Accounts

4.   Schedule II financial information not directly presented in the notes to the
        consolidated financial statements (e.g. valuation allowance for deferred tax assets,
        etc.) should be furnished in Schedule II in accordance with Rule 5-04 of
        Regulation S-X. Please revise accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at (202) 551-3624 or Joe Foti (202) 551-3816 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief